September 11, 2018

Yuliia Baranets
President and Chief Executive Officer
Lux Amber, Corp.
Shaoyaoju Beili 207
Beijing 100029 China

       Re: Lux Amber, Corp.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed August 31, 2018
           File No. 333-225545

Dear Ms. Baranets:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Amendment No. 2 filed August 31, 2018

General

1. We note your response to comment 4 of our letter dated August 1, 2018; however, we are unable to locate an amended contract memorializing the two month extension to which you refer. In addition, we note the language on page 19 regarding your liquidity and capital resources position for the three months ended July 31, 2018:
"Cash used in
       investing activities consisted of acquisition of website development". This language suggests you have paid some portion of the fees. Please reconcile your disclosure.
 Yuliia Baranets
Lux Amber, Corp.
September 11, 2018
Page 2


Selected Financial Data, page 4

2. Please expand your presentation to include the first quarter of fiscal year 2019.
Dilution of the Price Investor Pays for its Shares, page 10

3. Please update the dilution presentations for the most recent balance sheet date, July 31,
         2018.
Statement of Cash Flows, page F-16

4. Please revise your presentation to appropriately sum the amounts to a negative number and revise the category title to net cash used in operating activities.
Note 8   Subsequent Events, page F-21

5. Please disclose the specific date the financial statements were issued (i.e., through which subsequent events were evaluated) in accordance with ASC 855-10-50-1. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Terence
O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at
(202) 551-3464 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                               Sincerely,
FirstName LastNameYuliia Baranets
                                                               Division of
Corporation Finance
Comapany NameLux Amber, Corp.
                                                               Office of
Manufacturing and
September 11, 2018 Page 2                                      Construction
FirstName LastName